UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 23, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Procter & Gamble Company

File No. 005-20670 – CF# 34233

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Procter & Gamble Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule TO-I filed on September 1, 2016.

Based on representations by Procter & Gamble Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit (d)(i)	through	December 19, 2016
Exhibit (d)(ii)	through	December 19, 2016
Exhibit (d)(iii)	through	December 19, 2016
Exhibit (d)(iv)	through	December 19, 2016
Exhibit (d)(v)	through	December 19, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary